UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

SEALSQ Corp (“SEALSQ” or the “Company”) has appointed Dr. Ballester Lafuente as Chief of Staff and Group AI Officer, effective as of November 17, 2025.

In this role, Dr. Ballester Lafuente plans to lead the integration of artificial intelligence across all SEALSQ group entities, driving operational efficiency, enabling smarter processes, and accelerating innovation across the company’s semiconductor, PKI, IoT, satellite and post-quantum product lines. He plans to play a central role in coordinating cross-company initiatives aimed at streamlining operations, improving execution, and embedding AI as a core engine for performance, differentiation, and sustainable growth.

Before joining SEALSQ, Dr. Ballester Lafuente served as Head of IT Innovation at the International Institute for Management Development (IMD), the Lausanne-based global business school where he led technology innovation strategy and workplace AI platforms. In this role, he transformed emerging technologies into practical solutions that reshaped how people work, learn, and collaborate.

Prior to IMD, he was Technical Program Manager at the EPFL Center for Digital Trust (C4DT), where he operated at the nexus of academia, industry and international organizations, shaping digital trust initiatives and advancing collaborations in cybersecurity and digital governance.

Earlier in his career, he co-founded MobileThinking SARL, a Geneva-based digital product studio; served as a European Project Manager at the University of Geneva overseeing EU-funded R&D projects in decentralized digital trust; and began his professional journey as an IT Security Auditor at S2 Grupo in Spain, conducting security audits and penetration tests for critical infrastructures.

Dr. Ballester Lafuente holds a PhD in Management Information Systems from the University of Geneva, a joint MSc in Security and Mobile Computing from NTNU (Norway) and Aalto University (Finland), and an M.Eng. in Computer Science from the Universidad Politécnica de Valencia (Spain).

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2025	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer